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                              [COLO.COM Letterhead]


                                September 6, 2002


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Raymond A. Be

         RE:      COLO.COM
                  REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-38906)

Ladies and Gentlemen:

         COLO.COM (the "Company") hereby makes application to withdraw its Registration Statement on Form S-4 (File No. 333-38906) (the "Registration Statement") filed with the Commission on June 9, 2000, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company has elected not to proceed with the offering due to the Company's recent filing of a voluntary petition under Chapter 11 of Title 11, United States Code. The Company has not offered or sold any of its securities by means of the preliminary prospectus contained in the Registration Statement.

         Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         Please do not hesitate to contact Michael S. Dorf or Alexander D. Phillips of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.

                                                 Very truly yours,

                                                 COLO.COM


                                                 By: /s/ David H. Stanley
                                                     ---------------------------
                                                     David H. Stanley
                                                     General Counsel and
                                                     Chief Restructuring Officer




cc:  David Honig, Murphy Sheneman Julian & Rogers